

February 3, 2012

Via E-mail
Roberto F. Selva
Chief Executive Officer
Shea Homes Limited Partnership and Shea Homes Funding Corp.
655 Brea Canyon Road
Walnut, California 91789

> **Re: Shea Homes Limited Partnership and Shea Homes Funding Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed January 24, 2011**
> **File No. 333-177328**

Dear Mr. Selva:

We have reviewed your registration statement and response letter and have the following comments.

General

1. We note your response to comment 1 in our letter dated January 9, 2012. Please include Tandy language in your next response letter that does not include references to an amendment.

Note 15. Income Taxes, page F-70

2. We note your response to comment 13 in our letter dated January 9, 2012. However, given that potential amounts you may be required to pay as a result of the CCM matter represent a contingency, we continue to believe that these amounts should be disclosed and discussed in your footnotes.

Note 20. Segment Information, page F-76

3. We have reviewed your response to comment 15 in our letter dated January 9, 2012, including your CODM reports. Given that your CODM is provided discrete financial information by community it appears that your operating segments exist at a lower level than the states in which the communities are located and any aggregation of operating segments into reportable segments should begin at this lower level. Please reconsider your conclusions regarding the definition of your operating and reporting segments and provide us with an updated discussion of your analysis. Please note that this should be done for all of your current reportable segments. In addition, we note your consideration of house gross margin in your analysis of economic characteristics. Given that this

measure excludes items such as inventory impairment charges, which reflect the actual results of your communities, please also tell us what consideration you have given to other economic characteristics such as average selling price and GAAP gross profit.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, John Cash Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: <u>Via E-mail</u>
        Paul Mosley
        Vice President and General Counsel

        Andrew L. Fabens
        Gibson, Dunn and Crutcher LLP